UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

PHARMANET DEVELOPMENT GROUP, INC.
(Name of Subject Company (Issuer))

PDGI ACQUISITION CORP. (Offeror)
JLL PHARMANET HOLDINGS, LLC (Parent of Offeror)
JLL PARTNERS FUND V, L.P.
JLL PARTNERS FUND VI, L.P.
(Name of Filing Persons)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

717148100
(CUSIP Number of Class of Securities)

PDGI Acquisition Corp.
c/o JLL Partners, Inc.
 450 Lexington Avenue, 31st Floor
New York, NY 10017
Attention:  Peter M. Strothman
 Tel: 212-286-8600
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Steven J. Daniels, Esq.
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
 Tel: 302-651-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$99,072,755	$3,894

_____________
(1)
Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying the offer price of $5.00 net per share in cash by 19,814,551, which is the sum of (i) 19,797,146 shares of common stock, par value $0.001 per share, of PharmaNet Development Group, Inc. (“PharmaNet”) outstanding as of February 2, 2009, as represented by PharmaNet in the Merger Agreement (as defined herein) and (ii) 17,405 shares of common stock that PharmaNet expects to be issuable before the expiration of the Offer in connection with outstanding Restricted Stock Unit awards issued by PharmaNet, based on information provided by PharmaNet.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0000393.
■
Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,894	Filing Party: PDGI Acquisition Corp., JLL PharmaNet Holdings, LLC, JLL Partners Fund V, L.P. and JLL Partners Fund VI, L.P.
Form or Registration No.: Schedule TO	Date Filed: February 12, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
■	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (“Amendment No. 3”) further amends the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on February 12, 2009, as amended on February 19, 2009 and February 23, 2009, by PDGI Acquisition Corp., a Delaware corporation (“Purchaser”), JLL PharmaNet Holdings, LLC, a Delaware limited liability company and Purchaser’s sole stockholder (“Parent”), JLL Partners Fund V, L.P., a Delaware limited partnership (“JLL Fund V”), and JLL Partners Fund VI, L.P., a Delaware limited partnership (together with JLL Fund V, the “Sponsors”), which relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share, of PharmaNet Development Group, Inc., a Delaware corporation (“PharmaNet”) and the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.10 per share, of PharmaNet (collectively, the “Shares”), at a price of $5.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 12, 2009 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to, and filed with, the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  The Offer is being made in connection with the Agreement and Plan of Merger, dated as of February 3, 2009 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and PharmaNet, a copy of which is attached as Exhibit (d)(1) to the Schedule TO, and is incorporated herein by reference with respect to Items 5 and 11 of this Amendment No. 3.

Purchaser and Parent are affiliates of the Sponsors.  This Amendment No. 3 is being filed on behalf of Purchaser, Parent and the Sponsors.

Unless otherwise indicated, references to sections in this Amendment No. 3 are references to sections of the Offer to Purchase.  The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference with respect to Items 5 and 11 of this Amendment No. 3, and is supplemented by the information specifically provided herein.  Except as otherwise indicated, the information set forth in the Schedule TO remains unchanged.  All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

This Amendment No. 3 is filed solely for the following purposes: to provide supplemental disclosure to the Schedule TO and describe a memorandum of understanding relating to the settlement of certain litigation.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 5 of the Schedule TO is hereby amended and supplemented as follows:

Section 10 (“Background of the Offer; Contacts with PharmaNet”) of the Offer to Purchase is hereby amended and supplemented as follows:

On page 32  of the Offer to Purchase, the last sentence of the paragraph beginning “PharmaNet’s board of directors met on August 20, 2008…” is replaced with the following:

“There was also discussion regarding PharmaNet’s current financial situation and various potential options to refinance the Convertible Notes.  These options included: (i) the issuance of new convertible notes with the proceeds of such issuance to be used to complete a public tender offer for the Convertible Notes, (ii) the private exchange of the Convertible Notes for new notes with modified terms and conditions, (iii) the issuance of new convertible notes and/or equity securities, with the proceeds of such issuance to be used to complete a public tender offer for the Convertible Notes, (iv) the sale of PharmaNet securities to one or more private investors, with the proceeds of such sale to be used to purchase the Convertible Notes, and (v) a public cash tender offer for the Convertible Notes funded by privately placed debt.  PharmaNet’s board of directors authorized PharmaNet to pursue the Proposed Securities Offering.”

On page 33 of the Offer to Purchase, the fourth sentence of the paragraph beginning “On September 23, 2008, PharmaNet’s board of directors met with…” is replaced with the following:

“Given the current state of the markets and PharmaNet’s recent business performance, PharmaNet’s board of directors determined that PharmaNet was not able to consummate the Proposed Securities Offering and, therefore, was unable to refinance the Convertible Notes on satisfactory terms.”

On page 35 of the Offer to Purchase, the following is inserted as a new paragraph immediately before the paragraph beginning “On October 24, 2008, the Committee met telephonically…”:

“On October 22, 2008, the Committee met telephonically with PharmaNet senior management, the Second Investment Bank, Latham and Morgan Lewis.  The Committee discussed the proposed transactions to refinance the Convertible Notes, including open market purchases of the Convertible Notes, a public cash tender offer for the Convertible Notes funded by privately placed debt, a public cash tender offer for the Convertible Notes funded by a privately placed equity offering and/or a registered equity offering or rights offering and a public offer to exchange the Convertible Notes for new convertible notes and cash.  The review of the advantages and disadvantages to each proposed transaction included the ability of the transaction to address the entire liability associated with the Convertible Notes, whether such transaction would result in equity ownership in PharmaNet, recent valuations of the CRO industry, potential execution risk, timing, financing costs and the potential need for a stockholder vote.”

On page 37 of the Offer to Purchase, the third sentence of the carry-over paragraph beginning “On November 10, 2008, PharmaNet’s board of directors met with…” is replaced with the following:

“Following management’s discussion, UBS updated PharmaNet’s board of directors on PharmaNet’s current financial condition and its current trading price relative to its peers and provided an overview of the CRO industry.  UBS also updated PharmaNet’s board of directors on potential strategic alternatives being considered by PharmaNet, including the proposed Exchange Offer, JLL’s indication of interest for an equity investment in PharmaNet and a potential sale of PharmaNet.  With respect to a potential sale of PharmaNet, possible private equity partners and strategic bidders that might have an interest in a transaction with PharmaNet were discussed.  Factors taken into account with respect to potential private equity bidders and strategic bidders were, among other things, fund size and pharmaceutical services experience in the case of potential private equity bidders and, in the case of potential strategic bidders, such strategic bidders’ market equity value and potential ability to refinance or repay the Convertible Notes and whether such strategic bidders would be interested in acquiring the entire company, the early stage business or the late stage business.”

On page 39 of the Offer to Purchase, the second sentence in the paragraph beginning “On December 5, 2008, PharmaNet’s board of directors met with…” is replaced with the following:

“PharmaNet’s board of directors began the meeting by discussing the current status of the Exchange Offer, discussions with the Objecting Noteholder and the Majority Noteholders, the potential sale of PharmaNet and PharmaNet’s current financial condition and performance.”

On page 39 of the Offer to Purchase, in the paragraph beginning “On December 5, 2008, PharmaNet’s board of directors met with…”  the following is added after the sentence “UBS informed PharmaNet’s board of directors that nine potential private equity partners (prior to December 5, 2008 one private equity partner declined to participate in the process) and two potential strategic acquirers (prior to December 5, 2008 one strategic acquirer declined to participate in the process, and after December 5, 2008 one additional strategic acquirer joined the process) had been contacted between November 26, 2008 and December 2, 2008.”

“The bidders that had been contacted were selected taking into account, among other factors, fund size and pharmaceutical services experience in the case of potential private equity bidders and, in the case of potential strategic bidders, such strategic bidders’ market equity value and potential ability to refinance or repay the Convertible Notes and whether such strategic bidders would be interested in acquiring the entire company, the early stage business or the late stage business.”

On page 40 of the Offer to Purchase, the following is added as the last sentence to the paragraph beginning “On December 16, 2008, the Objecting Noteholder, on behalf…”:

“The first indication of interest ranged from $2.00 per Share to $3.00 per Share.  The second indication of interest, received from JLL, ranged from $1.75 per Share to $2.50 per Share.  The third indication of interest ranged from $3.50 per Share to $4.50 per Share.  The fourth indication of interest was for $2.00 per Share.  The fifth indication of interest ranged from $3.50 per Share to $4.50 per Share.  The sixth indication of interest, received from Firm A, did not provide a range of pricing information.”

ITEM 11.  ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

Section 15 (“Certain Legal Matters”) of the Offer to Purchase is hereby amended and supplemented as follows:

The following paragraphs are added after the last paragraph in the section entitled "Litigation" in Section 15:

On March 5, 2009, the parties to the Mendez and Kancler actions entered into a Memorandum of Understanding (the “Memorandum of Understanding”), setting forth the terms and conditions for settlement of each of the actions. The parties agreed that, after arm’s length discussions between and among the parties, PharmaNet will provide additional supplemental disclosures to its Schedule 14D-9.  In exchange, following confirmatory discovery, the parties will attempt in good faith to agree to a stipulation of settlement and, upon court approval of that stipulation, the plaintiffs will dismiss each of the other above-referenced actions with prejudice, and all defendants will be released from any claims arising out of the Merger including any claims for breach of fiduciary duty or aiding and abetting breach of fiduciary duty.  The defendants have agreed not to oppose any fee and expense application by plaintiffs’ counsel that does not exceed $180,000 in the aggregate.

Defendants are confident that plaintiffs’ claims are wholly without merit and continue to deny that any of them has committed or aided and abetted in the commission of any violation of law of any kind or engaged in any of the wrongful acts alleged in the above-referenced actions.  Each defendant expressly maintains that it has diligently and scrupulously complied with its legal duties, and has entered into the Memorandum of Understanding solely to eliminate the uncertainty, burden and expense of further litigation.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PDGI Acquisition Corp.

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	President

JLL PharmaNet Holdings, LLC

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	President

JLL Partners Fund V, L.P.

By:	JLL Associates V, L.P.
Its:	General Partner

By:	JLL Associates, G.P. V, L.L.C.
Its:	General Partner

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	Managing Member

JLL Partners Fund VI, L.P.

By:	JLL Associates VI, L.P.
Its:	General Partner

By:	JLL Associates, G.P. VI, L.L.C.
Its:	General Partner

By:	/s/ Paul S. Levy
Name:	Paul S. Levy
Title:	Managing Member

Dated: March 5, 2009